EXHIBIT 19
CLEVELAND-CLIFFS INC. AND ASSOCIATED COMPANIES
INSIDER TRADING AND MATERIAL INSIDE INFORMATION POLICY
Effective Date: October 25, 2023
1.UNITS AFFECTED
1.1.Cleveland-Cliffs Inc. and its consolidated subsidiaries and associated companies, including controlled partnerships and/or joint ventures (collectively, the “Company”).
2.PURPOSE AND SCOPE
2.1.Purpose
2.1.1.The purpose of this Insider Trading and Material Inside Information Policy (this “Policy”) is to promote compliance with applicable securities laws by the Company and all of its Directors, officers, employees, consultants and contractors.
2.2.Scope
2.2.1.This Policy applies to all members of the Company’s Board of Directors (the “Board”) and all officers and employees of, and agents, advisors, consultants and contractors to, the Company who receive or have access to Material Non‑Public Information (as defined below) regarding the Company or third parties (collectively, the “Insiders”). Included in the definition of Insiders are “Related Persons”.
2.2.2.The definition of an Insider is transaction specific; that is, an individual is an Insider with respect to each item of Material Non-Public Information of which he or she is aware.
2.2.3.As long as an individual possesses Material Non-Public Information that he or she obtained in the course of his or her relationship with the Company, such individual may not transact in Company securities even if the relationship of an individual with the Company terminates.
3.DEFINITIONS
3.1.Related Person. A “Related Person” includes your spouse, your minor children and anyone living in your household; partnerships in which you are a general partner; corporations in which you either singly or together with other “Related Persons” own a controlling interest; trusts of which you are a trustee, settlor or beneficiary; estates of which you are an executor or beneficiary; or any other group or entity where the Insider has or shares with others the power to decide whether to trade securities. Although a person’s parent, child or sibling may not be considered a Related Person (unless living in the same household), a parent, child or sibling may nevertheless be a “tippee” for securities laws purposes.
3.2.Material Information. The materiality of a fact depends on the circumstances. A fact is considered “material” (1) if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security or (2) where the fact is likely to have a significant effect on the market price of the security. Material information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security, debt or equity. While it is not possible to identify all information that may be deemed to be material, some examples include: earnings, dividend actions, significant mergers and acquisitions, significant dispositions, securities offerings, other significant transactions, major discoveries, major new products, significant advances in research, major personnel changes, labor negotiations, major contract negotiations, unusual gains or losses in major operations, major litigation, and significant cybersecurity incidents or other significant disruptions in operations. Although you may have information about the Company or third parties that you do not consider to be material, federal regulators and others may conclude that such information was material, particularly with the benefit of hindsight. When doubt exists, you should presume the information is material and contact the Legal Department for further discussion.
3.3.Non-Public Information. Information is “non-public” if it is not available to the general public. Information generally becomes available to the public when it has been disclosed by the Company or, in the case of information concerning third parties, by the third party. Information may be disclosed in a press release or other broadly disseminated public statement, including any filing with the U.S. Securities and Exchange Commission (“SEC”), which constitutes effective dissemination to the public. The circulation of rumors, even if accurate and reported in the media, does not constitute effective dissemination. Further, the inclusion of information in documents that are publicly available but not broadly disseminated (such as filings with local governmental agencies) does not constitute effective dissemination. In addition, even after public dissemination of material information, a reasonable period of time must elapse in order for the market to absorb and react to the information. When doubt exists, you should presume the information is non-public and contact the Legal Department for further discussion.
3.4.Tipping. Tipping means conveying Material Non-Public Information to any other person by providing them with Material Non-Public Information or assisting them in any way with respect to such Material Non-Public Information (“tipping”). The person conveying the information is called the “tipper” and the person to whom the information is conveyed is called the “tippee.”
3.5.Waiting Period. A “waiting period” is a period of time that must elapse after previously Material Non-Public Information is made public before the information is deemed to be public.
3.6.Key Persons. This is a subset of persons to whom this Policy applies. The Company has designated its Directors and certain of its officers and key employees as “Key Persons.” Included in the definition of Key Persons are Related Persons. These Key Persons are subject to Additional Restrictions regarding transacting in the Company’s securities. The list of Key Persons may be amended from time to time, and the Company will notify each Key Person upon their designation as a Key Person.
3.6.1.Open Trading Window. This is a term applicable to Key Persons. It defines the time period within which a Key Person may transact in the Company’s securities, provided all other conditions have also been satisfied.
3.6.2.Pre-Trading Clearance. This is a term applicable to Key Persons. It describes the procedure that a Key Person must follow before transacting in the Company’s securities.
4.POLICY
4.1.General Prohibition.
4.1.1.If a Director, officer or any employee of the Company or any agent, advisor, consultant or contractor to the Company has Material Non-Public Information relating to the Company, neither that person nor any Related Person may transact in the Company’s securities, or engage in any other action to take advantage of, or pass on to others, that information. This general prohibition also applies to Material Non-Public Information relating to any other company with publicly-traded securities, including our customers and suppliers, obtained in the course of employment or association with the Company.
4.2.Maintaining Confidentiality of Material Non-Public Information.
4.2.1.You must maintain Material Non-Public Information in strict confidence, and you must not communicate such information to any person unless the person is employed by or represents the Company and has a “need to know” the information for legitimate, Company‑related business purposes.

4.2.2.You must be discreet with Material Non-Public Information and not discuss it in public places where it can be overheard.
4.2.3.No Tipping. If you come into the possession of Material Non-Public Information, you must safeguard the information and not intentionally or inadvertently communicate it to any person (including family members and friends), unless the person has a “need to know” the information for legitimate, Company‑related business purposes. An individual who improperly reveals Material Non-Public Information to another person under circumstances unrelated to Company business can be held liable for the trading activities of his or her “tippee” and any other person with whom the “tippee” shares the information, and may also be subject to disciplinary actions by the Company.
4.2.4.Other Companies’ Material Non-Public Information. This confidentiality requirement also applies to Material Non-Public Information relating to any other company with publicly-traded securities, including our customers and suppliers, obtained in the course of employment by or association with the Company.
4.3.Prohibition on Illegal Insider Trading.
4.3.1.You may not transact in securities of a company, including the Company, while in possession or aware of Material Non-Public Information concerning such company (except as permitted under a Rule 10b5-1 plan as described below).
4.3.2.The insider trading rules apply both to purchases (to make a profit based on good news) and sales (to avoid a loss based on bad news), as well as gifts, regardless of how or from whom the Material Non-Public Information has been obtained.
4.3.3.Waiting Period. Before you transact, you should allow one full trading day following publication as a reasonable waiting period before such information is deemed to be public. A “trading day” is a day that the market is open for trading. For example:
4.3.3.1.If the announcement is made before trading begins on Monday, you may start trading on Tuesday of that week because one full trading day (Monday) has elapsed.
4.3.3.2.If the announcement is made after trading begins on Monday, you may start trading on Wednesday of that week.
4.3.3.3.If the announcement is made after trading begins on Friday, you may start trading on Tuesday of the following week.
4.3.4.Avoid Speculation and Market Timing. Investing in Company securities provides an opportunity to share in the future growth of the Company. Investing in the Company and sharing in the growth of the Company, however, does not mean engaging in speculative short-term trading. Such activities may put your personal gain in conflict with the best interests of the Company and its security holders.
4.3.4.1.You may not “short” Company securities (i.e., selling stock you do not own and borrowing the shares to make delivery) or trade in options, warrants, puts or calls or similar instruments of the Company’s securities.
4.3.4.2.You may not pledge the Company’s securities as security for a loan or hedging arrangement.
4.3.4.3.You should not engage in a series of buying and selling Company securities over a short period of time in an attempt to time the market.

4.3.5.Exercise of Stock Options. You may exercise stock options (acquired under Company-sponsored plans), solely with cash or other equity awards at any time. However, while in possession of Material Non-Public Information concerning the Company, you may not exercise such options or other equity awards by means of a cashless exercise through a broker or pay any tax liability that results from such exercise by delivering shares to the Company or having the Company withhold shares.
4.4.Additional Requirements and Restrictions Applicable to Key Persons.
4.4.1.In addition to the general requirements and restrictions outlined in this Policy, to avoid improper conduct or the appearance of impropriety, Key Persons are also subject to certain additional requirements and restrictions.
4.4.2.Key Persons must satisfy four conditions before they may transact in securities of the Company. Except as permitted under a Rule 10b5-1 plan as described below, a Key Person may transact in the Company’s securities only (a) so long as that Key Person is not in possession of any Material Non-Public Information regarding the Company; (b) during the Open Trading Window, which is generally the period beginning two full trading days after the public release of quarterly and annual earnings, and ending on the fifteenth calendar day of the third fiscal month of the fiscal quarter; (c) in the absence of a general trading ban; and (d) after the Key Person has obtained prior approval via the Pre-Trading Clearance and Certification Form from any two of the following: the Company’s Chief Executive Officer, the Company’s Chief Legal Officer, the Company’s General Counsel, or their respective designees (see Exhibit C-1006.4.4.2, which is also available on the Company’s intranet at http://www.onecliffs.com).
4.4.2.1.The Open Trading Window. The following chart outlines the dates of the Open Trading Window:

Fiscal Quarter Ending	Trading Window Opens	Trading Window Closes
Q1 – March 31	Two full trading days after Q1 earnings announcement	June 15
Q2 – June 30	Two full trading days after Q2 earnings announcement	September 15
Q3 – September 30	Two full trading days after Q3 earnings announcement	December 15
Q4 and Fiscal Year – December 31	Two full trading days after Q4 and year-end earnings announcement	March 15
4.4.2.1.1.The Open Trading Window is not a safe harbor. A Key Person who is aware of Material Non-Public Information must not transact even during an Open Trading Window.
4.4.2.2.Pre-Trading Clearance.
4.4.2.2.1.Each proposed transaction submitted for Pre-Trading Clearance will be evaluated to determine if it raises any concerns under the securities laws and regulations. Any advice will relate solely to the restraints imposed by law and will not constitute advice regarding the investment aspects of any transaction. Clearance of a transaction is valid for a period of only two trading days. If the transaction order is not placed within that two trading day period, clearance of the transaction must be re-requested. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.

4.4.2.3.Additional Trading Bans.
4.4.2.3.1.Be aware that the Company may close trading during an otherwise Open Trading Window in light of developments that may involve Material Non-Public Information. In these situations, the Company will notify particular individuals that they may not transact in Company securities (except as permitted under a Rule 10b5-1 plan as described below) and may not disclose to others the fact that the Open Trading Window has been closed to them. If the relationship of an individual with the Company should terminate while such a notice is in effect, such individual may not transact in Company securities until such Material Non-Public Information is made public or no longer constitutes Material Non-Public Information.
4.4.3.No Margin Accounts, Hedging or Pledges. Key Persons must not hold Company securities in a margin account or pledge Company securities as collateral for a loan or hedging arrangement. Securities held in a margin account or pledged as collateral for a loan or hedging arrangement may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure or counterparty if you default on the loan or hedging arrangement. Such a sale that occurs when you are aware of Material Non-Public Information may, under some circumstances, result in unlawful insider trading. Key Persons must not hedge or engage in monetization transactions to lock in the value of their holdings in Company securities while continuing to hold such securities. Such transactions allow the Key Person to hold Company securities without the full risks and rewards of ownership and could potentially cause such Key Person to no longer have the same objectives as the Company’s shareholders.
4.4.4.Pre-arranged Trading Plans. The law provides an affirmative defense from insider trading liability if transactions occur pursuant to a pre-arranged “Trading Plan.” This refers to a binding contract, an instruction or a written plan (often referred to as a “10b5-1 plan”) that meets specified conditions. If you intend to set up a Trading Plan, please contact the Company’s Chief Legal Officer or General Counsel regarding how to set up a Trading Plan. In all cases, a Trading Plan must comply with the Rule 10b5-1 Plan Guidelines. (Exhibit C-1006.5.1.2).
4.5.Section 16 Compliance and Rule 144 Filings. This subsection applies only to persons subject to Section 16 of the Securities Exchange Act of 1934 (the “1934 Act”). For purposes of this Section, the term “Section 16 Insider” means: (a) all Directors of the Company; and (b) the Company’s (1) President, (2) Principal Financial Officer, (3) Principal Accounting Officer, (4) Vice President in charge of a principal business unit, division or function, (5) any other officer (or person) who performs a policy-making function, and (6) any officer of the Company designated as an “Executive Officer” in the Company’s Annual Report on Form 10-K, each as designated by the Board. Section 16 Insiders are subject to Section 16 compliance and reporting requirements. The Company shall notify any officer who, by reason of his or her position with the Company, is or becomes a Section 16 Insider. All Section 16 Insiders shall comply with all requirements of Section 16 of the 1934 Act, Rule 144 of the Securities Act of 1933 (“Rule 144”) and the Company’s procedures for Directors and Section 16 Insiders. All Section 16 Insiders should ensure that they have made arrangements with their broker-dealers or the Chief Legal Officer or General Counsel for the filing of Forms 144 in connection with any sales of Company securities.
4.6.Reporting Violations
4.6.1.Any employee who has knowledge of conduct that he or she believes may violate this Policy has an obligation to bring the matter to the attention of the Company’s Chief Legal Officer promptly either directly or through use of the Company’s anonymous Ethics Helpline or Website.
4.6.2.Any form of adverse action or retaliation against any Company employee for reporting in good faith a suspected violation of this Policy or for participating in an investigation of a suspected violation will not be tolerated and is expressly prohibited. Any employee who participates in retaliatory conduct in violation of this Policy will be subject to disciplinary action as deemed necessary, up to and including termination.
4.7.Penalties for Insider Trading
4.7.1.Persons who violate the insider trading prohibitions are potentially subject to civil damages and criminal penalties. The civil damages can consist of disgorgement of any illicit profits and a fine of up to three times the profit gained or loss avoided. The criminal penalties can be as much as $5 million and 20 years imprisonment per violation.
4.7.2.Liability of Controlling Persons. Employers and other controlling persons (including supervisory personnel) may also be at risk for the conduct of those they supervise. The SEC can bring a civil action against any “controlling person” who knows of, or recklessly disregards, a likely insider trading violation by a person under his or her control and fails to take appropriate steps to prevent the violation from occurring. Penalties can include a civil fine equal to the greater of $1 million or three times the profit gained or loss avoided. The Company, its Directors and officers, and some managerial personnel could be deemed controlling persons subject to this potential liability. Such persons should maintain an awareness of possible insider trading violations by persons under their control and take measures where appropriate to prevent such violations.
4.7.3.Any employee who violates this Policy, or who directs or knowingly permits a subordinate to violate this Policy, shall be subject to disciplinary action, including possible termination.
5.ACKNOWLEDGEMENT
5.1.As may be required by the Company from time to time, all employees and Key Persons must certify that they have read and intend to comply with the applicable procedures set forth in this Policy. A sample form of acknowledgement is attached hereto as Exhibit C‑1006.5.1.
6.AMENDMENTS; WAIVERS
6.1.The Board reserves the right to amend this Policy at any time. The Chief Executive Officer and Chief Legal Officer of the Company, a committee of the Board, and, in some circumstances, their designees, may grant a waiver of this Policy on a case-by-case basis, but only under special circumstances.

Exhibit C-1006.4.4.2
Pre-Trading Clearance and Certification Form

I desire to transact in securities of Cleveland-Cliffs Inc. (the “Company”) consisting of:

(Describe proposed transaction)

I hereby certify that I have read the Company’s Insider Trading and Material Inside Information Policy, and I am not now in possession of any Material Non-Public Information concerning the Company. I intend to execute this transaction within two trading days of approval. I understand that I must resubmit this form if the transaction does not take place within that time.

Date	Signature/Certification

Name (print legibly)

Department

The above transaction is:	☐	Approved if made within two trading days of
Approval Date:______________________

	☐	Not Approved

[Authorized Person]

[Authorized Person]

Exhibit C-1006.4.4.4
Cleveland-Cliffs Inc. Rule 10b5-1 Plan Guidelines
The following guidelines are applicable to Rule 10b5-1 plans (“Trading Plans”) subject to this Policy.
Form of Plan:
•The person entering into a Trading Plan must affirm his or her intent for the Trading Plan to comply with Rule 10b5-1.
•The Company reserves the right to approve any proposed brokerage firm counterparty to any Trading Plan.
•Subject to certain exceptions specified in Rule 10b5-1, no person may have more than one Trading Plan in effect at any one time.
•Subject to certain exceptions specified in Rule 10b5-1, a Trading Plan designed to effect the open-market purchase or sale of the total amount of Company securities subject to such plan as a single transaction would be limited to one single-trade Trading Plan per twelve-month period.
Material Non-Public Information and Good Faith:
•The person entering into, modifying or terminating a Trading Plan must not be in possession of any Material Non-Public Information regarding the Company or Company securities as of the date of entering into, modifying or terminating the Trading Plan.
•A Trading Plan of a Section 16 Insider must include a certification by such person that he or she is (a) not aware of any Material Non-Public Information about the Company or Company securities and (b) adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Section 10(b) of the 1934 Act or Rule 10b-5 promulgated under the 1934 Act.
•The person entering into a Trading Plan must enter into the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Section 10(b) of the 1934 Act or Rule 10b-5 promulgated under the 1934 Act.
•Once a person enters into a Trading Plan, the person must act in good faith with respect to the plan.
Timing:
•A Trading Plan may only be entered into, modified or terminated during an Open Trading Window (to the extent the person is a Key Person).
•The person entering into or modifying a Trading Plan must include a cooling-off period, between the date of executing the Trading Plan or modification and the first trade executed thereunder that, at a minimum, meets the requirements of Rule 10b5-1 as follows:
◦A Trading Plan entered into or modified by a Section 16 Insider must include a cooling-off period of at least the later of: 90 days after the adoption of the Trading Plan and two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter in which the plan was adopted or modified; provided, however, such cooling-off period need not exceed 120 days; and
◦A Trading Plan entered into or modified by any other individual subject to this Policy must include a cooling-off period of at least 30 days.

Company Oversight and Disclosure:
•A Trading Plan entered into, modified or terminated by a Section 16 Insider must be submitted to and approved by the Chief Legal Officer or General Counsel at least one week before such plan, modification or termination is to become effective.
•A Trading Plan may be terminated or suspended during its term if the Company’s Board of Directors or any authorized committee of the Company’s Board of Directors determines such termination to be in the best interests of the Company and so notifies the person who has entered into the Trading Plan.
•The person entering into, or trading pursuant to, a Trading Plan must cooperate with the Company’s decisions regarding public disclosure of such Trading Plan, including disclosure in accordance with requirements imposed by the SEC.

Exhibit C-1006.5.1
Acknowledgement of Policy
Executive Vice President, Human Resources, Chief Legal and Administrative Officer & Secretary
Cleveland-Cliffs Inc.
200 Public Square, Suite 3300
Cleveland, Ohio 44114
I acknowledge that I have read and understand Cleveland-Cliffs Inc.’s Insider Trading and Material Inside Information Policy and agree to abide by its provisions.

Signature:
Name (Please Print):
Address:

Email: